SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

May 24, 2011

Commission File Number 000- 29884

R.V.B. HOLDINGS LTD.
 (Translation of registrant's name into English)

21 Haarba'a Street, Tel-Aviv, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.

Yes ☐    No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   N/A_

On May 23, 2011, the audit committee and board of directors of R.V.B. Holdings Ltd. ("RVB" or the “Company”) approved, in principle, the purchase of shares of E.E.R Environmental Energy Resources ("EER") from Greenstone Industries Ltd. ("Greenstone"), the controlling shareholder of the Company, as well as from other shareholders of EER.

Pursuant to the terms of the contemplated transaction, Greenstone's holding in EER (expected to constitute approximately 30% of the share capital of EER at closing) will be acquired in exchange for cash, for a price of approximately $2.5 per share (approximately $15.6 million in the aggregate), reflecting a company valuation of EER (assuming the full conversion of the shareholders loans existing at EER) of approximately $52.5 million. Additionally, the Company shall purchase the holdings of other EER shareholders in exchange for the issuance of shares of the Company, based on an exchange rate of approximately 11.65 shares of the Company per one share of EER (such exchange rate assumes a dividend distribution as described below). The consummating of the transaction will be conditioned on the Company obtaining control over EER. The number of EER shareholders who shall elect to exchange their holdings in EER into shares of the Company, is presently unknown.  In the event that all EER shares shall be exchanged for shares of the Company as described above (other than the holding of Greenstone which shall be purchased for cash as aforesaid) the Company is expected to issue upon such exchange shares in a total amount of up to approximately 60% of the Company's issued share capital, after the issue of these shares. It is further anticipated that subject to and immediately prior to the completion of the transaction, the Company shall declare and distribute a cash dividend of approximately $10 million.

There is currently no assurance that the transaction will be approved and consummated, and if approved and consummated what its final terms shall be. In addition, there is no certainly that the aforementioned dividend will indeed be declared and distributed. The consummation of the transaction shall be subject, among other things, to the finalization of detailed agreements, obtaining all the required approvals pursuant to applicable law, including the approval of the general meeting of the Company pursuant to the provisions of Section 275 to the Israeli Companies Law of 1999, and the receipt of a fairness opinion regarding the transaction financial terms.

EER is a private company, with knowledge in the treatment of solidified waste with Melting - Plasma – Gasification (PGM) technology which is a new innovative approach to treating solidified waste, including, among others, treatment of municipal waste, medical waste and radioactive waste at a low to medium radiation level.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

R.V.B. HOLDINGS LTD. (Registrant)

By:	/s/ Yair Fudim
Name: Yair Fudim
Title: Chief Executive Officer

Date: May 24, 2011